06006282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAR - 6 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 199

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-66039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY) *

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Waller Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza – Suite 4350
(No. and Street)

New York (City) New York (State) 10112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Garrett M. Baker (212) 632-3600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042-1066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Garrett M. Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Waller Capital Securities, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State Of New York
SS
County Of New York
Sworn To Before Me
7/16/06

Notary Public

Signature

Managing Director

Title

ALAN SCHNUER 01SC4991026
NOTARY PUBLIC STATE OF NEW YORK
QUALIED IN NEW YORK COUNTY
COMMISSION EXPIRES JAN 21 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have exited since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Waller Capital Securities, LLC
30 Rockefeller Plaza – Suite 4350
New York, NY 10112

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

****

WALLER CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	12,067
	$	12,067

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	500
Member's equity		11,567
	$	12,067

The accompanying notes are an integral part of this financial statement.

WALLER CAPITAL SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. GENERAL:

Waller Capital Securities, LLC (the "Company") was organized on June 13, 2000 and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD").

The Company was established to raise capital for customers through the private placement of equity and debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:

The Company considers all highly liquid investments with original maturities of less than three months when purchased to be cash equivalents.

Capital Contributions:

The sole member, Waller Capital Corporation, intends to infuse sufficient working capital to meet any operational shortfalls and continue compliance with minimum net capital requirements. During the year ended December 31, 2005, the sole member contributed $32,330 of additional paid in capital and had withdrawals of $296,500.

Income Taxes:

As a limited liability company, the Company is not itself liable for federal or state income taxes. The member is responsible to report separately the distributive share of member income or loss to tax authorities. It is currently anticipated that amounts to be withdrawn by the member to meet its future income tax liabilities will not significantly affect the financial condition of the Company.

3. RELATED PARTY:

The Company entered into an expense sharing agreement with its sole member, dated June 9, 2003.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2005, the Company had net capital of $11,567, which was $6,567 in excess of its required net capital of $5,000. The Company had aggregate indebtedness of $500 and its ratio of aggregate indebtedness to net capital was .04 to 1.

****

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and the Regional Office of the Securities and Exchange Commission.

****

INDEPENDENT AUDITORS' REPORT

To the Member
Waller Capital Securities, LLC

We have audited the accompanying statement of financial condition of Waller Capital Securities, LLC (the "Company") (a limited liability company) as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Waller Capital Securities, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
February 10, 2006